1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Erin M. Lett	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3353	+1 202 389 5000	+1 202 389 5200
erin.lett@kirkland.com
www.kirkland.com

October 31, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky and Ken Ellington

Re:	Gladstone Alternative Income Fund
Registration Statement on Form N-2
File Nos. 333-280771 and 811-23983

Dear Ladies and Gentlemen:

On behalf of Gladstone Alternative Income Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, filed on October 16, 2024 (“Amendment No. 2”) in a telephone call on October 17, 2024 between Ken Ellington of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP and on October 30, 2024 between Aaron Brodsky of the Staff and Mr. Tuttle and Ms. Lett. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

Legal Comments

1.

Reference is made in your response to comment 1(d) in your letter dated October 16, 2024. Please clarify if the Initial Advisory Agreement and the New Advisory Agreement will cover any wholly owned subsidiaries of the Fund. If so, please provide the applicable language from the agreements.

Response: The Fund confirms that each of the Initial Advisory Agreement and the New Advisory Agreement is intended to cover the management of any wholly owned subsidiaries of the Fund. The Fund believes this is consistent with industry practice (regardless of whether an advisory agreement explicitly contemplates wholly owned subsidiaries) and has confirmed with the Adviser that this is the Adviser’s understanding of the Initial Advisory Agreement and the New Advisory Agreement as well. In support of such, the Fund directs the Staff to the final sentence of Section 1(a) of the Form of Investment Advisory Agreement filed as exhibit 2.j to Amendment No. 2, which provides that “[i]f it is necessary for the Adviser to make investments on behalf of the Fund through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle in accordance with the Investment Company Act.”

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United States Securities and Exchange Commission

October 31, 2024

Accounting Comments

2.	Please confirm whether the financial statements of any wholly-owned or substantially owned subsidiary will be consolidated with those of the Fund.

Response: The Fund confirms that the financial statements of any wholly-owned subsidiary or any substantially owned subsidiary will be consolidated with those of the Fund, to the extent required by ASC 946-810 and relevant SEC guidance.

3.

Please confirm whether any subsidiary will be charged a management fee. If so, please confirm that any such management fee (and any performance fee charged to a subsidiary) will be included in the Management Fee line item in the Fund’s fee table, and the subsidiary’s other expenses will be included in the “other expenses” line item in the fee table.

Response: The Fund confirms that there will be no separate management or performance fee payable by any subsidiary and that the management fee of the Fund will be calculated on a consolidated basis with each subsidiary and included in the Management Fee line item. Expenses of any subsidiary will also be reported on a consolidated basis in the “other expenses” line item.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William J. Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett
Erin M. Lett

cc:	David Gladstone, Gladstone Alternative Income Fund
Michael LiCalsi, Gladstone Administration, LLC
William J. Tuttle, P.C., Kirkland & Ellis LLP